UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

(Commission File No. 001-41157)

BIONOMICS LIMITED

(Translation of registrant’s name into English)

200 Greenhill Road

Eastwood SA 5063

Tel: +618 8150 7400]

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On February 23, 2023 Bionomics Limited (the “Company”) lodged with the Australian Securities Exchange (ASX), as required by the laws and regulations of Australia, "Bionomics Limited half-year information - December 31, 2022", including the half-year report of the Company. The Announcement is furnished herewith as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description
99.1	ASX Half-Year Information - December 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Bionomics Limited
(Registrant)

By:	/s/ Errol De Souza
Name:	Errol De Souza, Ph.D.
Title:	Chairman of the Board

Date: February 23, 2023